Filed by Hyperliquid Strategies Inc

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Sonnet BioTherapeutics Holdings, Inc.

Commission File No. 001-35570

Date: November 18, 2025

Sonnet BioTherapeutics Holdings, Inc. Announces Adjournment of Special Meeting

PRINCETON, NJ, November 18, 2025 — Sonnet BioTherapeutics Holdings, Inc., (NASDAQ: SONN) (“Sonnet” or the “Company”) today announced that it has adjourned its special meeting of stockholders (the “Special Meeting”) in order to provide stockholders additional time within which to vote on its proposed business combination (the “Business Combination”) with Hyperliquid Strategies Inc (“HSI”) and Rorschach I LLC (“Rorschach”), and the other proposals to be considered at the special meeting.

As of today, more than 95% of the shares that have been voted on the proposal to approve the Business Combination have been voted in favor. The Company’s Board of Directors continues to believe that all of the proposals contained in the proxy statement are advisable and in the best interests of the Company’s stockholders to consider and act upon. Therefore, the Company adjourned the Special Meeting to allow time to solicit additional votes to meet the required threshold for the transaction approval of a majority of all outstanding shares.

David Schamis, Chief Executive Officer of HSI and Co-Founder & CIO of Atlas Merchant Capital, commented “While we regret the delay, we are pleased that of the stockholders who have voted on the transaction proposal to date, more than 95% have voted in favor of the Business Combination. Further good news is that HSI’s shares have been approved for listing by Nasdaq. While we remain focused on finalizing the Business Combination, we are also incredibly excited about the opportunity and the potential of the Hyperliquid blockchain.”

Special Meeting of Stockholders of Sonnet BioTherapeutics Holdings, Inc.

The adjourned meeting will be held at 9:00 a.m. Eastern Time on December 2, 2025 at the following url: https://web.viewproxy.com/sonn/2025SM. The record date for the Special Meeting is October 20, 2025. The Company’s Board of Directors unanimously recommends that stockholders vote FOR all proposals on the agenda.

If you have any questions or require any assistance in voting your shares, please call Alliance Advisors LLC at (844) 886-5456.

About Sonnet BioTherapeutics Holdings, Inc.

Sonnet BioTherapeutics Holdings, Inc. is an oncology-focused biotechnology company with a proprietary platform for innovating biologic drugs of single or bifunctional action. Known as FHAB (Fully Human Albumin Binding), the technology utilizes a fully human single chain antibody fragment (scFv) that binds to and “hitch-hikes” on human serum albumin (HSA) for transport to target tissues. Sonnet’s FHAB was designed to specifically target tumor and lymphatic tissue, with an improved therapeutic window for optimizing the safety and efficacy of immune modulating biologic drugs. FHAB is the foundation of a modular, plug-and-play construct for potentiating a range of large molecule therapeutic classes, including cytokines, peptides, antibodies, and vaccines.

For more information, please visit Sonnetbio.com.

About Atlas Merchant Capital LLC

Atlas Merchant Capital LLC was founded to participate in compelling market opportunities in the financial services sector. Based in New York and London, Atlas Merchant Capital was founded by Bob Diamond and David Schamis, who, together with their partners, form a complementary partnership with extensive operating and investing expertise across the financial services landscape.

For more information, please visit www.atlasmerchantcapital.com.

Additional Information about the Proposed Business Combination Transaction and Where to Find It

This press release does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This press release relates to a proposed business combination transaction. In connection with the proposed business combination transaction, HSI has filed a registration statement on Form S-4 which became effective on October 27, 2025, containing a proxy statement for the Company’s stockholders that will also constitute a prospectus of HSI, the securities of which are expected to be listed on Nasdaq upon consummation of the proposed business combination transaction. The Company mailed a definitive proxy statement/prospectus to the Company’s stockholders on October 27, 2025. The Company and Rorschach urge investors, stockholders and other interested persons to read the proxy statement/prospectus, as well as other documents filed with the SEC, because these documents will contain important information about the proposed business combination transaction. The Company’s stockholders are able to obtain a free copy of the proxy statement/prospectus and other documents filed with the SEC by the Company or HSI, without charge, by directing a request to: dongriffith@sonnetbio.com. These documents can also be obtained, without charge, at the SEC’s web site (http://www.sec.gov).

Participants in the Solicitation

The Company, Rorschach, HSI and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of the Company stockholders in connection with the proposed business combination transaction. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of the Company’s directors in its Annual Report on Form 10-K for the fiscal year ended September 30, 2024, which was filed with the SEC on December 17, 2024. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to the Company’s stockholders in connection with the proposed business combination is set forth in the proxy statement/prospectus for the proposed business combination transaction, filed by the Company on October 27, 2025. Information concerning the interests of the Company’s and Rorschach’s participants in the solicitation, which may, in some cases, be different than those of the Company’s and Rorschach’s equity holders generally, is set forth in the proxy statement/prospectus and other relevant materials to be filed with the SEC relating to the proposed business combination transaction when they become available. These documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This press release is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or the solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or pursuant to an exemption from, or in a transaction not subject to, such registration requirements.

Investor Relations Contacts

Sonnet BioTherapeutics, Inc.

JTC Team, LLC

Jenene Thomas

908-824-0775

SONN@jtcir.com

Atlas Merchant Capital LLC

Alexandros Papadopoulos

212-883-4246

Alexandros@atlasmerchantcapital.com

Media Contacts

Anthony Silverman, Apella Advisors

+44 (0)7818 036 579

ads@apellaadvisors.com